Exhibit 99.1

ORIGIN AGRITECH ESTABLISHESNORTH AMERICAN OPERATIONSIN DES MOINES

DES MOINES, Iowa– October 3, 2016 –– Origin (Origin Agritech Ltd., NASDAQ: SEED), a germplasm and biotechnology-focused crop seed provider, has announced the establishment of its North American operations in Des Moines, Iowa effective August 29, 2016. The North America operations and international relations center will be located at 666 Walnut Street in downtown Des Moines.

This move represents a key step in a series of strategic actions to position Origin as a leading global foundation biotech and seed development company. Over the past six months, the company has also expanded partnerships on biotech traits globally and established a new leadership team.

“Des Moines is an ideal location for Origin’s North American operations, providing superior access to talent, technologies and proximity to our key target markets,” said Bill Niebur, Origin CEO. “Iowa is positioned in the center of agricultural innovation, which will allow Origin to attract and retain great talent, while working collaboratively with, and in close proximity to, our strategic partners.”

Origin’s CEO Bill Niebur, CFO Shashank Aurora and team members will office at the Des Moines location.

Key biotech and seed breeding operations will continue to be based in China, including the plant breeding and biotech research and development center, the Xinjiang Originbo seed company and the critical off-season winter nursery in Hainan. Chief Technology Officer Jihong Liang will oversee operations in China from Beijing.

“The decision to establish our key operations base in Iowa was made with careful consideration by both the Origin Board of Directors and the leadership team,” said Dr. Gengchen Han, Origin Executive Chairman of the Board. “The company’s desire to create a multinational corporation positions Origin for long-term success and enables our team to contribute to stronger U.S.-China relations in agriculture.”

Origin has made extensive investments in plant breeding and technology in China since its founding in 1997. The North American presence is a natural outgrowth of the company’s focus on globalization.

# # #

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "target," similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Forward-looking statements are not guarantees of future performance and are based on certain assumptions and expectations of future events which may not be realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those projected in any such forward-looking statements are: fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting products based on biotechnology and, in general, for products for the agriculture industry; outcome of significant litigation and environmental matters, including realization of associated indemnification assets, if any; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could affect demand as well as availability of products for the agriculture industry; ability to protect and enforce the company's intellectual property rights; and successful integration of acquired businesses and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

CONTACT:

Media:

Jordan Rose

Office: (515) 226-0818

Email: jrose@thinkwixted.com

Investors:

Bill Zima

Phone: (203) 682-8233

Email: Bill.zima@icrinc.com